Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton LLP
Chartered Accountants

November 7th, 2006

To: AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION

AND : TSX VENTURE EXCHANBE

AND : NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

AND : KPMG LLP, CHARTERED ACCOUNTANTS

RE : Neptune Technologies & Bioressources Inc.
National Instrument 51-102 – Change of Auditor

Sirs,

We acknowledge receipt of a Notice of Change of Auditors (the « **Notice** ») dated September 25, 2006 from Neptune Technologies & Bioressources Inc. (the « **company** »), advising that effective September 25, 2006, Raymond Chabot Grant Thornton,LLP, Chartered Accountants (« **Raymond Chabot Grant Thornton** ») was informed that the Board of Directors of the company would not be proposing Raymond Chabot Grant Thornton for re-appointment as auditors of the company and the Board of Directors of the company appointed KPMG LLP, as successor auditors on September 15, 2006.

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations*, this is to confirm that:

i) We have reviewed the Notice; and

ii) Based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained herein.

Raymond Chabot Grant Thornton LLP

RAYMOND CHABOT GRANT THORNTON, LLP
Chartered Accountants

Suite 300
Les Tours Triomphe
2500 Daniel-Johnson Blvd.
Laval, Québec H7T 2P6
Telephone: (514) 382-0270
Fax: (514) 875-9797
www.rcgt.com

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